SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Start of part 1 of 5

News Release
Aviva plc
2013 Preliminary Announcement

Aviva plc

2013 Preliminary Results Announcement

Cash flow
■ Cash remittances1 to Group up 40% at £1,269 million2 (FY12: £904 million)
■ Operating capital generation1 £1,772 million (FY12: £1,859 million)
■ Remittance ratio 72%1,2 (FY12: 49%)
■ Final dividend per share 9.4p (FY12: 9p). Full year dividend per share 15p.

Profit	■ Operating profit1 6% higher at £2,049 million (FY12: £1,926 million) ■ IFRS profit after tax £2,151 million (FY12: loss after tax £2,934 million)
Expenses	■ Operating expenses £3,006 million1,3, down 7% ■ £360 million cost savings already achieved ■ 2013 cost savings ahead of plan
Value of new business	■ Value of new business5 up 13% at £835 million (FY12: £738 million) ■ Poland, Turkey and Asia5 contributed 21% of Group VNB (FY12: 16%) and collectively grew 49%
Combined operating ratio	■ Combined operating ratio 97.3% (FY12: 97.0%) ■ 2014 flood losses of £60 million in the UK in January and February, in line with long term average
Balance sheet
■ Intercompany loan reduced by £1.7 billion to £4.1 billion at end of February 2014 (FY12: £5.8 billion)
■ Agreed plan to reduce inter-company loan to £2.2 billion by end of 2015, utilising £450 million of existing cash resources and £1.45 billion of other actions
■ Liquidity of £1.6 billion at end of February 2014
■ Economic capital surplus4 £8.3 billion (FY12: £7.1 billion4), coverage ratio 182%
■ IFRS net asset value per share 270p (FY12: 278p)
■ MCEV net asset value per share 445p (FY12: 422p)

Mark Wilson, Group Chief Executive Officer, said:

"The turnaround at Aviva is intensifying. We have focused the business on 'cash flow plus growth' and the benefits are starting to be reflected in our performance. Cash flows to the Group are up 40%, operating expenses are down 7%, operating profit is up 6% and Value of New Business is up 13%. After a £2.9 billion loss after tax last year, Aviva has delivered a £2.2 billion profit.

"Following our exit from a number of low margin, underperforming or non-strategic businesses, Aviva is simpler, more focused and better managed. We have significantly improved our capital surplus, increased our liquidity and have a stronger leadership team.

"Although we have made progress in 2013, I want to guard against complacency. Aviva still has issues to address. Have we made progress? Yes, some. Is it a little faster than anticipated? Probably. Have we unlocked the full potential at Aviva? Not yet."

1    On a continuing basis, excluding US Life and Delta Lloyd
2    Cash remittances include amounts received from UK General Insurance in January 2014 in respect of activity in 2013.
3    Operating expenses excludes integration and restructuring costs and US Life
4    The pro forma surplus at FY12 included the benefit of disposals and an increase in pension scheme risk allowance from five to ten years of stressed contributions.
The  economic capital surplus represents an estimated position. The capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.
5    Excluding Malaysia and Sri Lanka.

Key financial metrics

Cash
	Cash remitted to Group			Operating capital generation
Continuing operations, excluding Delta Lloyd	2013 £m	2012 £m	Sterling% change	2013 £m	Restated1 2012 £m	Sterling% change
United Kingdom & Ireland Life	370	150	147%	595	688	(14)%
United Kingdom & Ireland general insurance & health2	347	150	131%	374	376	(1)%
Europe	388	343	13%	558	571	(2)%
Canada	130	136	(4)%	177	192	(8)%
Asia and Other	34	125	(73)%	68	32	113%
Total	1,269	904	40%	1,772	1,859	(5)%

Operating profit: IFRS basis
Continuing operations, excluding Delta Lloyd	2013 £m	Restated1 2012 £m	Sterling% change
Life business	1,901	1,831	4%
General insurance and health	797	894	(11)%
Fund management	93	51	82%
Other*	(742)	(850)	13%
Total	2,049	1,926	6%
*    Includes other operations, Corporate Centre costs and Group debt and other interest costs.

Expenses
Continuing operations	2013 £m	2012 £m	Sterling% change
Operating expenses	3,006	3,234	(7)%
Integration & restructuring costs	363	461	(21)%
Expense base	3,369	3,695	(9)%

Value of new business
Continuing operations	2013 £m	2012 £m	Sterling % change
United Kingdom	435	420	4%
Ireland	6	(8)	175%
France	166	119	39%
Poland	51	35	46%
Italy	15	29	(48)%
Spain	33	56	(41)%
Turkey & Other Europe	38	32	19%
Asia - excluding Malaysia & Sri Lanka	91	55	65%
Value of new business - excluding Malaysia & Sri Lanka	835	738	13%
Malaysia & Sri Lanka	1	8	(88)%
Value of new business	836	746	12%

General insurance combined operating ratio
Continuing operations	2013	2012	Change
United Kingdom & Ireland	97.2%	98.6%	(1.4)pp
Europe	98.1%	99.4%	(1.3)pp
Canada	94.6%	93.4%	1.2pp
General insurance combined operating ratio	97.3%	97.0%	0.3pp

IFRS Profit after tax
	2013 £m	2012 £m	Sterling% change
IFRS profit/(loss) after tax	2,151	(2,934)	n/a

Dividend
	2013	2012
Final dividend	9.4p	9.0p
Total dividend per share	15.0p	19.0p

Capital position
	2013 £bn	2012 £bn	Pro forma4 2012 £bn
Estimated economic capital surplus3	8.3	5.3	7.1
Estimated IGD solvency surplus3	3.6	3.8	3.9
IFRS net asset value per share	270p	278p
MCEV5 net asset value per share	445p	422p
1    The Group adopted the amendments to IAS19 and IFRS10 during the period and the requirements of the revised standards have been applied retrospectively.
2    Cash remittances include amounts received from Aviva Insurance Limited in January 2014 in respect of 2013 activity.
3    The economic capital surplus and IGD solvency surplus represent an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.
4    The pro forma economic capital and IGD surplus at FY12 includes the benefit of completing the US Life, Aseval, Delta Lloyd and Malaysia transactions and, for economic capital only, an increase in pension scheme risk allowance from five to ten years of stressed contributions.
5    In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operations at their expected fair value, as represented by expected sale proceeds, less cost to sell.

Group Chief Executive Director

Overview

The turnaround at Aviva is intensifying. We have focused the business on 'cash flow plus growth' and are beginning to see the benefits of this reflected in our performance. Cash flows are up 40%, operating expenses are down 7%, operating profit is up 6% and Value of New Business is up 13%. After a £2.9 billion loss after tax last year, Aviva has delivered a £2.2 billion profit after tax.

To deliver our investment thesis of cash flow plus growth we need to be financially robust. In 2013, we increased economic capital surplus from £7.1 billion1 to £8.3 billion and liquidity at the Group Centre has increased significantly to £1.6 billion at the end of February 2014. With reference to earnings and cash flow improvements, the Board has proposed a 9.4p dividend.

Reducing the inter-company loan has been a key priority in 2013. Over the past 12 months, we have reduced the loan by £1.7 billion to £4.1 billion2. We have agreed a comprehensive plan to reduce the inter-company loan to £2.2 billion, utilising £450 million of existing cash resources and £1.45 billion of other actions. We have reached agreement with the Prudential Regulation Authority ("PRA") and I believe the execution of this plan will take the issue of our inter-company loan off the table.

We have also completed significant disposals in the US, Aseval in Spain, Malaysia, Netherlands and announced a disposal in Italy. I believe Aviva is now more focused and better managed.

Aviva has an extraordinary depth of talented people who understand the core insurance businesses and this depth means we have strong core underwriting businesses. Nevertheless, we needed to strengthen some aspects of our skill set and since the start of 2013, Aviva's senior management pool has been deepened with key appointments in finance, asset management, human resources, IT and transformation, together with numerous internal promotions.

Although we have made progress in 2013, turnarounds are rarely linear and the improving results should be tempered by the realism that the business still has issues to address and is performing nowhere near its full potential.

Cash flow ☐ Cash remitted to Group of £1,269 million3 up 40% ■ 72% remittance ratio (FY12: 49%)

The first part of our 'cash flow plus growth' investment thesis is to convert more of our profits into cash remitted to Group. Higher cash remittances allow for optimal capital allocation and dividend flexibility. In 2013, cash remittances were £1,269 million3, a 40% increase over the 2012 comparative. This represents a remittance ratio of 72% of operating capital generation (OCG) and is progress towards my ambition to get the remittance ratio above 80%.

Our cash generators, UK, France and Canada, generated a 59% increase in cash remittances, making up 80% of the total cash remitted to Group. Following the resumption of dividends from Ireland and Italy, all our turnaround businesses are now remitting cash to Group.

Operating profit ☐ Operating profit: £2,049 million, up 6%

2013 operating profit increased 6% to £2,049 million (FY12: £1,926 million). The stability of our profit stream underlines our 'cash flow plus growth' investment proposition. After a £2.9 billion loss last year principally due to the write-down of Aviva USA, our profit after tax increased to £2.2 billion.

While satisfactory at a Group level, there remain a number of opportunities to improve our operating profit. Declines in our Italian and Spanish life businesses need to be reversed and our growth markets need over time to contribute more to operating profit. Aviva Investors grew its fund management contribution 74%, but at around 3% of group operating profit and with assets under management of £241 billion, this remains inadequate. Plans are in place to address these issues over the coming years and Euan Munro brings much needed leadership and impetus to Aviva Investors.

1    The pro forma surplus at FY12 included the benefit of disposals and an increase in pension scheme risk allowance from five to ten years of stressed contributions.
2    At end of February 2014.
3    Includes £347 million remitted by UK General Insurance in January 2014 in respect of activity in 2013.

Expenses ☐ Operating expenses £360 million lower than 2011 baseline at £3,006 million

Our 2013 operating expense base is now 11% below the 2011 baseline with £360 million of expense reductions coming through operating profit. We are well on track to deliver our £400 million expense reduction target by the end of 2014.

There remains significant opportunity to reduce expenses further but some of these additional savings will be reallocated in the near term towards initiatives to manage our existing books of business more efficiently and serve customers more effectively through deploying the latest digital and automation technology. I am confident that whatever reallocation is made will produce attractive returns and a short payback period, without significant disruption to our workforce.

Going forward, we will measure our expense efficiency using a ratio of operating expenses to revenue. The group expense ratio for 2013 is 54% (FY12: 57%). Lower expense ratios are essential for us to offer competitive products to our customers and to produce the necessary returns for our shareholders. It is my intention to show improvement in this ratio year after year.

Value of new business ☐ VNB4 up 13% to £835 million

We measure our growth in life insurance by growth in value of new business (VNB), which is a good proxy for future cash flows. In 2013, VNB4 increased 13% to £835 million (FY12: £738 million) with stand-out performances in France and our growth markets.

Our life cash-generators in the UK and France grew VNB 4% and 39% respectively. We have achieved this through better product and business mix and we have initiatives underway to increase productivity in both countries. France in particular, has demonstrated that significant growth is possible in mature markets.

We have made a number of structural changes to our turnaround businesses - such as reducing the capital intensity of our Italian business - that should ensure more focus and better VNB growth.

Our future cash generators of Poland, Turkey, China and Asia4 contributed 21% of Group VNB (FY12: 16%) and collectively grew 49%. Our new joint venture in Indonesia is an example of how we can expand our presence in emerging markets, without impacting the cash flow part of our investment thesis.

Combined operating ratio ☐ COR at 97.3%

In general insurance, the combined operating ratio (COR) deteriorated slightly to 97.3% (FY12: 97.0%), entirely due to adverse weather in the year. Floods in Alberta and Toronto Canada cost the Group £129 million and the December storms in the UK had a £60 million operating profit impact, although the impact of the UK storms was offset by better than expected weather earlier in the year. Bad weather in the UK has persisted in January and February 2014 with claims of approximately £60 million recorded. However, this is broadly in line with our weather expectations for January and February. Our overriding focus is to help our customers affected by the bad weather and our teams of loss adjustors, surveyors and claims experts - the largest in the UK - have been on hand 7 days a week, offering advice and support.

4 Excluding Malaysia and Sri Lanka.
Financial strength ☐ Economic capital surplus1 £8.3 billion ☐ Inter-company loan reduced by £1.7 billion to £4.1 billion2
Strengthening our financial position has been a focus in 2013. Our economic capital surplus has increased to £8.3 billion, which represents a 182% coverage ratio and includes our defined benefit pension on a more conservative fully-funded basis. We welcome the progress made by our regulators on Solvency II and the level playing field that this is likely to create.

Over the last 12 months there has been substantial focus on the intercompany loan (ICL) and 2013 has seen considerable progress in this area. As at the end of February 2014, the ICL was £4.1 billion (Q1 2013: £5.8 billion), reduced by a cash contribution of £0.45 billion and non-cash measures of £1.25 billion. We have reached agreement with the PRA on the appropriate level and plans for the ICL and will complete implementation of our plans by the end of 2015. Our target level for the loan is £2.2 billion. We plan on using a further £0.45 billion of cash and £1.45 billion of other measures to achieve the £2.2 billion target. The cash is to come from existing liquidity, putting no extra strain on our ongoing cash generation.

Our external leverage ratio is at 50% (FY12: 50%) of IFRS tangible capital. On a more broadly recognised S&P basis, this ratio has reduced to 32% (FY12: 33%). We have recently stated our intention to call two tranches of bonds, with principal of £240 million and coupon above 10%. Over time we expect to reduce our external leverage ratio to below 40% of tangible capital.

People
One of the priorities in 2013 was to strengthen the management team to bring in new skills into the group and progress has been made in this area. We have appointed new leaders in asset management, human resources, IT, Europe, Asia, UK General Insurance and transformation through a combination of senior internal promotions and external hires.

I would like to thank Pat Regan for his many contributions to the Group over the past four years and in particular for his support of me over the past year. I wish him well in his future career in Australia. We have announced that Tom Stoddard will succeed Pat as CFO. Tom is a high calibre individual who will provide sound judgement and challenge.

An essential part of the company's transformation is embedding a higher performance culture across Aviva. We are introducing a new set of values which will guide the day to day actions of our 28,000 people. These values provide the framework on which decisions are being made. These values are: Create Legacy, Kill Complexity, Never Rest and Care More.

One of the strengths of Aviva is the dedication and commitment of our people. This has been exemplary in 2013 and I would like to thank them for their tireless work on behalf of our customers and shareholders.

Outlook
In summary, our performance in 2013 shows progress towards delivering what we said we would. Our turnaround is intensifying as we focus more on improving operational performance. We plan on using big data to be more disruptive in predictive analytics, take advantage of our brand strength to grow our digital direct business and drive further efficiency through automation. We will be selective in our investments with a clinical approach to the allocation of capital.

As a business it is important that we build on the progress made in 2013. Aviva is a self-help story with a balanced and increasingly focused portfolio of businesses. The tendency with self help or turnaround businesses is to focus on the successes rather than the issues and as a result become complacent. I want to guard against this happening at Aviva. Have we made progress? Yes, some. Is it a little faster than anticipated? Probably. Have we unlocked the full potential at Aviva? No, there is more to come.

Mark Wilson,
Group Chief Executive Officer

1    The economic capital surplus represents an estimated position. The capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.
2    At the end of February 2014.

Group Chief Financial Officer's Report

Overview

2013 was a year in which the financial position of the group improved, cash flow and earnings were higher and we finalised a plan to reduce the inter-company loan to a sustainable level by the end of 2015.

We have sharpened the focus of the group, completing disposals of our US insurance business, remaining holding in Delta Lloyd, Aseval in Spain and Malaysian business. In addition, we have announced the disposal of our 39% stake in Italian insurer Eurovita.

The financial strength of the group has improved significantly. At the end of 2013, our economic capital surplus increased to £8.3 billion from a pro forma surplus of £7.1 billion at FY12. Our IGD surplus has reduced modestly to £3.6 billion (FY12: £3.8 billion) and group liquidity was £1.6 billion at the end of February 2014.

During the year we have increased cash remittances 40% to £1,269 million (FY12: £904 million), representing a remittance ratio of 72% of operating capital generation.

As we continue to make progress resolving our balance sheet issues, our focus will shift to improving performance. In this area progress has already been made, particularly in improving expense and capital efficiency.

Business Unit Performance

In UK life, our largest business, life operating profit grew 5%, operating expenses were 16% lower, remittances doubled and value of new business (VNB) was 4% higher. The VNB growth came despite the difficult comparator in the fourth quarter of 2012, when annuity sales were elevated ahead of the gender directive implementation. The business has adapted well to the retail distribution review (RDR), with strong net flows in our platform and SME-focused corporate pensions offering. Individual protection sales are lower however, as banks have pulled back from advised selling. Going forward, we expect to capitalise on our market leading position in annuities, benefit from a partial rebound in protection sales in the bancassurance channel and extract greater efficiency from our back book.

Our UK general insurance business ("UK GI") grew its underwriting result to £117 million (FY12: £48 million) and the combined operating ratio improved to 97% (FY12: 98.3%). Despite a stormy end to 2013, the UK results benefitted from relatively benign weather over the whole year. Remittances from UK GI in respect of 2013 increased to £347 million primarily due to the simplified legal entity structure and the restructure of the internal loan.

A lower long-term investment result (LTIR) of 3.2% on average assets (FY12: 4.2%) brought down the UK GI operating profit to £431 million (FY12: £459 million). This lower investment return is primarily due to a reduced interest rate on the inter-company loan, which although it impacts the results of the UK GI business, is offset at Group by lower internal interest costs. The LTIR is expected to continue reducing as we bring down the inter-company loan. Personal motor, home and commercial property all achieved improved combined operating ratios. Total commercial COR was 102.9% (FY12: 104.0%). Within this, large commercial lines business drove an 11 percentage point improvement in the commercial property COR. However, our commercial motor COR deteriorated 6 percentage points due to unfavourable prior year development.

Our French life business had a particularly strong year. Operating profit was up 15%, value of new business up 39%, and cash remittances up 16%. Although our overall market share is relatively modest, we have an attractive distribution offering with a large owned sales network and existing key partnerships including AFER, the largest savers' association in Europe. This has seen us accumulate over €80 billion of assets, which generate a stable revenue stream. Much of the success of 2013 has come from a shift in focus away from capital intensive savings products to unit-linked and protection products.

Our Canadian general insurance business, the second largest in the market, produced a solid result, despite the higher weather losses from floods in Alberta and Toronto. The combined operating ratio in Canada was 94.6% (FY12: 93.4%), with personal lines primarily affected by bad weather with a COR of 93.3% (FY12: 90.5%). Improvement in commercial lines is, in part, attributable to the early stages of the implementation of predictive analytics.

In the growth markets of Poland, Turkey and Asia, VNB improved by 46%, 23% and 65%5  respectively and collectively contributed 21% of total Group VNB. As previously communicated, the partial nationalisation of the Polish pensions market will have negligible impact on our growth prospects. In addition to strong new business growth, Poland remitted £85 million in cash to group. In Asia, in addition to achieving strong growth in Singapore and China we have also established a joint venture with Astra International, Indonesia's largest conglomerate, which we expect to fuel future growth. Our focus in growth markets remains in life businesses.

Progress has been made in our turnaround businesses of Italy, Spain and Ireland, although there remains significant room for improvement. In Spain and Italy we are moving our product mix away from more capital intensive savings products towards unit-linked and protection products. We have resumed dividend payments from Italy and Ireland.

The turnaround at Aviva Investors is, as previously communicated, likely to take time. The business had assets under management at FY13 of £241 billion with £5 billion of net outflows experienced in the year.

In 2013, we found evidence of improper allocation of trades in fixed income securities in Aviva Investors by two former employees. This occurred prior to 2013. The relevant regulatory authorities have been notified. A thorough review of internal control processes relating to the dealing policy has been carried out by management and reviewed by PwC. Measures to improve controls have been implemented. There is a total adverse impact on operating profit from this activity of £132 million. We are taking steps to ensure that customers will not ultimately be disadvantaged as a result of these breaches of the dealing policy.

The above costs are included in other operations and the impact of this cost is offset by a gain from the curtailment of the Irish pension scheme.

Capital and liquidity

Our FY2013 economic capital surplus is £8.3 billion with a coverage ratio of 182% (FY12: pro forma £7.1 billion). This includes the impact of moving the pension scheme calibration to a fully funded basis, which reduced the surplus by approximately £0.7 billion. We have increased the economic capital surplus during the year by a combination of product mix changes, capital allocation, asset optimisation, hedging, expense reductions and completion of disposals. Economic capital is our preferred measure of capitalisation, especially in anticipation of a transition to Solvency II. Our IGD surplus has reduced modestly to £3.6 billion (FY12: £3.8 billion), with positive capital generation more than offset by the reduction in value of in force as a result of the legislation changes to Polish pensions.

In 2013 we were included on the list of nine Global Systemically Important Insurers and will work closely with the regulators to understand the implications of this.

Cash remittances have increased by 40% from 2012 to £1,269 million with a remittance ratio of 72% of OCG up from 49% in 2012 with both business units in the UK reporting large increases. In UK Life this was due to improved pricing, capital allocation and cost reductions, while in UK GI the improvement was primarily due to the restructure of the inter-company loan. It was also encouraging to see dividends resume from Italy and Ireland and increased dividends from France and Poland.

The £1.3 billion of remittances are used to fund the dividend, internal and external interest payments along with central costs resulting in a neutral centre operating cash flow in 2013, improving from a deficit in 2012.

Group centre liquidity currently stands at £1.6 billion following the receipts from the disposals of Aviva USA, Delta Lloyd and Aseval amongst others.

5 Excluding Malaysia and Sri Lanka.
Inter-company loan

As part of the structural reorganisation of the group we moved a number of businesses from the UK GI legal entity ("AIL6") to be owned by Aviva Group Holdings ("AGH"). These businesses were paid for by way of an inter-company loan by AIL to AGH of £5.8 billion. Since then, we have reduced the loan balance by £1.7 billion to £4.1 billion at the end of February 2014 by repaying £450 million in cash and we have also taken actions to reduce the required capital in AIL, which has allowed us to retire a further £1.25 billion of the internal loan.

We have agreed with the Prudential Regulation Authority ("PRA") the appropriate long term level of the internal loan between AGH and AIL. That level has been set such that AIL places no reliance on the loan to meet its stressed insurance liabilities assessed on a 1:200 basis. The PRA agree with this approach. The effect of this will be to reduce the internal loan balance from its current level of £4.1 billion to approximately £2.2 billion. We will complete this reduction by the end of 2015.

We plan to achieve our £2.2 billion targeted balance through a further cash repayment of £450 million along with other actions that will bring the loan balance down by £1.45 billion. These planned actions include the funding and de-risking of our pension scheme, along with more effective use of internal reinsurance and other actions to reduce stressed liabilities. We expect the future cash repayment to be funded from our existing central cash balance and future disposal proceeds. We do not expect these actions to have a material adverse impact on group profitability.

Our overall plan to reduce the loan balance to £2.2 billion has been reviewed and agreed by the PRA.

External leverage

External leverage remains broadly unchanged in 2013, with a debt to tangible equity ratio of 50% (FY12: 50%). On an S&P basis, our leverage ratio is 32%.

In February 2014, we announced our intention to call a £200 million 10.6725% and a €50 million 10.464% hybrid bond on their respective April 2014 call dates.

We remain committed to achieving a debt to tangible capital ratio of below 40% over the medium term, and below 30% on an S&P basis, consistent with a AA rating.

6 Aviva Insurance Limited

Net Asset Value
Our 2013 MCEV book value per share increased 5% to 445p, primarily due to operating earnings, the effect of the US disposal and positive investment variances, being partially offset by dividend payments, IAS19 pension movements, and integration and restructuring costs.

The IFRS book value declined 3%, primarily due to movement in the IAS19 position of our pension schemes and in the first half of 2013, we increased the provision fordefault in our commercial mortgage portfolio by £300 million. These reductions more than offset positive contributions from operating profit and higher proceeds from the US disposal.

Net asset value7	IFRS	MCEV
Opening NAV per share at 31 December 2012	278p	422p

Operating profit	53p	55p
Effect of US disposal	6p	6p
Dividends & appropriations	(18)p	(18)p
Investment variances including commercial mortgage provision increase	(14)p	18p
Pension schemes	(19)p	(19)p
Integration and restructuring costs, goodwill impairment and other	(14)p	(16)p
Foreign exchange movements	(2)p	(3)p
Closing NAV per share at 31 December 2013	270p	445p

Pat Regan
Group Chief Financial Officer

7  Net of tax and non-controlling interests

Notes to editors
All comparators are for the full year 2012 position unless otherwise stated.

Income and expenses of foreign entities are translated at average exchange rates while their assets and liabilities are translated at the closing rates on 31 December 2013. The average rates employed in this announcement are 1 euro = £0.85 (12 months to 31 December 2012: 1 euro = £0.81) and US$1 = £0.64 (12 months to 31 December 2012: 1 US$ = £0.63).

Growth rates in the press release have been provided in sterling terms unless stated otherwise. The following supplement presents this information on both a sterling and local currency basis.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC"). This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "will," "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes factors that could cause actual results to differ materially from those indicated in forward-looking statements in the presentation include, but are not limited to: the impact of ongoing difficult conditions in the global financial markets and the economy generally; the impact of various local political, regulatory and economic conditions; market developments and government actions regarding the sovereign debt crisis in Europe; the effect of credit spread volatility on the net unrealised value of the investment portfolio; the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments; changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching; the impact of changes in equity or property prices on our investment portfolio; fluctuations in currency exchange rates; the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves; the amount of allowances and impairments taken on our investments; the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital; a cyclical downturn of the insurance industry; changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; the impact of catastrophic events on our business activities and results of operations; the inability of reinsurers to meet obligations or unavailability of reinsurance coverage; increased competition in the UK and in other countries where we have significant operations; the effect of the European Union's "Solvency II" rules on our regulatory capital requirements; the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs ("DAC") and acquired value of in-force business ("AVIF"); the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of legal proceedings and regulatory investigations; the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events; risks associated with arrangements with third parties, including joint ventures; funding risks associated with our participation in defined benefit staff pension schemes; the failure to attract or retain the necessary key personnel; the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers; the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services; changes to our brand and reputation; changes in government regulations or tax laws in jurisdictions where we conduct business; the inability to protect our intellectual property; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries. For a more detailed description of these risks, uncertainties and other factors, please see Item 3d, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report Form 20-F as filed with the SEC on 25 March 2013. Aviva undertakes no obligation to update the forward looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this presentation are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Contacts

Investor contacts	Media contacts	Timings
Colin Simpson +44 (0)20 7662 8115 David Elliot +44 (0)20 7662 8048	Nigel Prideaux +44 (0)20 7662 0215 Andrew Reid +44 (0)20 7662 3131 Sarah Swailes +44 (0)20 7662 6700	Results and presentation slides 06:30 hrs GMT www.aviva.com Real time media conference call 07:30 hrs GMT Analyst presentation 08.30 hrs GMT Live webcast 08:30 hrs GMT www.avivawebcast.com/prelim2013/

End of part 1 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 March, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary